





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67195

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESL Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Chestnut Street
(No and Street)

Rochester	NY	14604-2424
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pascal Roche 212-751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

4747 Executive Drive, Ste 1300	San Diego	CA	92121
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Leo Iacobelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESL Investment Services, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

ANGELA LaMARCA
Notary Public, State of New York
No. 01LA6058456
Qualified in Monroe County
Commission Expires May 14, 2023

President & COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

Financial Statements and Supplemental Information
As of December 31, 2019

Together with Report of Independent Registered Public
Accounting Firm

Table of Contents

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Members and the Oversight Committee
ESL Investment Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ESL Investment Services, LLC (the "Company") as of December 31, 2019, the related statement of operations and changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for leases as of January 1, 2019, due to the adoption of *ASU 2016-02, Leases (Topic 842)*, and subsequent amendments thereto.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The information in the Computation of Net Capital and Aggregated Indebtedness has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in the Computation of Net Capital and Aggregated Indebtedness is the responsibility of the Company's management. Our audit procedures include determining whether the information in the Computation of Net Capital and Aggregated Indebtedness reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital and Aggregated Indebtedness. In forming our opinion on the information in the Computation of Net Capital and Aggregated Indebtedness, we evaluated whether the information in the Computation of Net Capital and Aggregated Indebtedness including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in the Computation of Net Capital and Aggregated Indebtedness is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Portland, Oregon
February 26, 2020
We have served as the Company's auditor since 2017.

ESL Investment Services, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)
Consolidated Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$	7,033,000
Restricted cash		600,299
Securities owned		22,010,904
Other assets		1,250,425
Goodwill		2,360,223
Other intangible assets, net		6,598,292
Operating lease - right-of-use asset, net		1,783,507
Property and equipment, net		160,922
Total assets	$	41,797,572

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	1,543,784
Operating lease - liability		1,788,166
Total liabilities		3,331,950
COMMITMENTS AND CONTINGENT LIABILITIES		
Contingent liability		3,402,000
Total member's equity		35,063,622
Total liabilities and member's equity	$	41,797,572

ESL Investment Services, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)
Consolidated Statements of Operations and Member's Equity
Year ended December 31, 2019

REVENUES:		
Commission and fee revenue	$	8,626,672
Advisory income		1,054,738
Other income		212,492
Trading profits		4,478,922
Total revenues		14,372,824
OPERATING EXPENSES:		
Salaries, commissions, and benefits		6,267,230
Origination and servicing		980,896
Professional and outside services		935,402
General and administrative		294,596
Occupancy		225,788
Marketing and promotion		186,571
Depreciation and amortization		142,564
Total operating expenses		9,033,047
INCOME FROM OPERATIONS		5,339,777
BEGINNING MEMBER'S EQUITY, January 1, 2019		29,723,845
ENDING MEMBER'S EQUITY, December 31, 2019	$	35,063,622

ESL Investment Services, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)
Consolidated Statement of Cash Flows
Year ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	5,339,777
Adjustments to reconcile net income to net cash		
from operating activities:		
Net unrealized gain on investments		(2,747,678)
Depreciation expense		32,056
Amortization of acquired intangibles		110,508
Amortization of right-of-use asset		60,970
Net change in assets and liabilities:		
Decrease in securities owned		6,422,049
(Increase) in accounts receivable and other assets		(1,047,842)
(Decrease) in lease liability		(56,311)
Increase in accrued expenses and other liabilities		951,769
Net cash from operating activities		9,065,298
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Cooper Haims acquistion, net of cash acquired		(5,705,885)
Net cash from investing activities		(5,705,885)
Increase in cash and cash equivalents		3,359,413
Cash and cash equivalents at beginning of the year		4,273,886
Cash and cash equivalents at end of the year	$	7,633,299
RECONCILIATION OF CASH AND CASH EQUIVALENTS AND RESTRICTED CASH		
Cash and cash equivalents at end of period		7,033,000
Restricted cash at end of period		600,299
Cash and cash equivalents and restricted cash at end of the year	$	7,633,299
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES		
Establishment of right-of-use asset		1,844,477
Establishment of lease liability		1,844,477
Net assets acquired in acquisition of Cooper Haims:		
Fair value of assets acquired in business combination		
Property and equipment		38,862
Intangible Assets		6,708,800
Goodwill recorded in business combination		2,360,223
Contingent consideration recognized		3,402,000

The accompanying notes are an integral part of these financial statements.

Note 1 – The Organization

ESL Investment Services, LLC (the "Company") is a limited-purpose securities broker-dealer, registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of ESL Federal Credit Union (the "Credit Union"). The Company was originally incorporated in 1996 with operations beginning on January 1, 1997. The Company was established by the Credit Union to provide investment management, financial planning, and insurance solutions primarily to Credit Union members in the Rochester, New York area.

On October 1, 2019, the Company acquired 100% of the stock of Cooper/Haims Advisors, LLC ("CHA"), a registered investment advisor located in Rochester, New York providing investment advisory, financial planning, and tax services to high net worth clients.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(i) for the year ended December 31, 2019, under the Securities Exchange Act of 1934 as a broker or dealer who carries no customer accounts, or performs no custodial functions related to customer securities. Operating under such claim of exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting
The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis of Consolidation
The accompanying consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiary, CHA, as further described in Note 3 was acquired through a business combination on October 1, 2019. The activity of CHA is included in these consolidated financial statements from the date of the acquisition forward. All the intercompany balances and transactions have been eliminated in consolidation.

Business Combination
The Company accounts for business combinations under the acquisition method. The accounts of the acquired entity are included as of the date of acquisition, and any excess of purchase price over fair market value of the net assets acquired is capitalized as goodwill.

Contingent consideration is measured at fair value at the acquisition date; subsequent adjustments to the consideration are recognized against goodwill only to the extent that they arise from better information about the fair value at the acquisition date, and they occur within the measurement period. All other subsequent adjustments are recognized in the consolidated income statement.

Note 2 – Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents
Cash and cash equivalents include deposits with the Credit Union, and other highly liquid investments with original maturities of less than three months, that are not held for sale in the ordinary course of business. Balances with these financial institutions exceeded federally insured limits on December 31, 2019. The Company has not experienced any losses related to cash and cash equivalents, and believes it is not exposed to any significant credit risk with respect to these balances.

Restricted Cash
Under the term of the Purchase Agreement, the Company deposited $600,000 into an escrow account as security for potential indemnification claims against the seller. The escrow amount will be held for a period of 18 months subject to amounts held back from pending claims that arise.

Securities Owned
The Company has classified its investments as trading securities. Trading securities are recorded at fair value, with unrealized gains and losses included in earnings. Gains and losses on the sale of securities are recorded on the trade date and determined using the specific identification method.

Investment Risk
The Company invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could affect the amounts reported in the accompanying financial statements.

Fair Value Measurement
U.S. GAAP establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs, as follows:

- **Level 1 Inputs** – Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

- **Level 2 Inputs** – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- **Level 3 Inputs** – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Note 2 – Summary of Significant Accounting Policies (continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Property and Equipment
Property and equipment are stated at cost and depreciated over useful lives ranging from three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the period of the lease or the estimated life of the property, whichever is shorter.

Goodwill and Other Intangible Assets
Goodwill represents the cost in excess of fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business combinations. Goodwill is tested annually for impairment and more frequently if circumstances exist that indicate it is more-likely-than-not that the fair value is below the carrying value. The annual impairment test is based on various assumptions and internal projections of future cash flows and operating plans.

Other intangible assets include premium paid for acquisition of customer list and other intangibles. Intangibles other than goodwill, which are determined to have finite lives, are amortized based on the estimated economic benefits received.

Revenue Recognition
Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Commission and Fee Revenue
Commission revenue relates primarily to the sale of mutual funds, annuities, and other security products. These products are offered to customers through LPL Financial ("LPL"), an unaffiliated entity and a registered clearing broker-dealer, which compensates the Company for each sale based upon a contractual commission schedule. Fee revenue is earned in the form of management fees assessed on managed accounts offered through LPL's advisory platform.

Commission revenue from the sale of mutual funds, annuities, life insurance, and other security products is accrued monthly to properly record the revenues in the month they are earned. The fee revenue assessed on managed accounts are earned in the form of management fees and is recorded in the month in which the service is being performed.

ESL Investment Services, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)
Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Commissions and fees arise from transactions between a consumer that the Company has referred to a third-party broker and that third-party securities broker. When as transactions between those two parties occur, and for which there is no performance obligation on the Company's behalf, the Company receives a portion of the revenues generated by the third-party securities broker. Because there is no enforceable rights or obligations between the Company and the consumer, these revenues are scoped out of the recognition requirements of ASC 606.

Advisory Fees
The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Trading Profits
Trading profits include investment income, realized and unrealized gains and losses on securities owned by the Company. The revenues are not generated from contracts with customers.

Income Taxes
The Company elected to be taxed as a Limited Liability Corporation ("LLC"), which provides that the LLC passes on all income and expenses to its sole member, the Credit Union, to be taxed at the member level. The Credit Union is a federally chartered credit union with the National Credit Union Administration, and as such, is not subject to taxes under state or federal laws.

Adoption of New Accounting Standards
On January 1, 2019, the Company adopted ASU No. 2016-02 "Leases (Topic 842)" and subsequent amendments thereto, which requires the Company to recognize most leases on the balance sheet. The Company adopted the standard under a modified retrospective approach as of the date of adoption and elected to apply several of the available practical expedients, including:

- Carry over of historical lease determination and lease classification conclusions
- Carry over of historical initial direct cost balances for exiting leases
- Accounting for lease and non-lease components in contracts which the Company is a lessee as a single component

Adoption of the leasing standard resulted in the recognition of operating right-of-use assets of $37,502, and operating lease liabilities of $37,502 as of January 1, 2019. These amounts were determined based on the present value of remaining minimum lease payments discounted using the Company's incremental borrowing rate as of the date of the adoption. There was no material impact to the timing of expense or income recognition in the Company's Consolidated Income Statements. Disclosures about the Company's leasing activities are presented in Note 6 – Leases.

ESL Investment Services, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)
Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Leases
Operating lease right-of-use assets and liabilities are recorded at the lease commencement date based on the present value of the lease payments to be made over the lease term using an estimated incremental borrowing rate. We expense rent monthly on a straight-line basis, as a reduction to the right-of-use asset. Rent expense is included in occupancy expenses in the accompanying consolidated statement of operations and member's equity (Note 6). See "Adoption of New Accounting Standards", above, for the new lease accounting standard and its impact on our financial statements.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held-for-sale in the ordinary course of business.

Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Advertising Costs
Advertising costs are expensed as incurred by the Company. The Company's advertising expense totaled $185,757 in 2019 and is included in the marketing and promotion expense in the accompanying statement of income.

Note 3 – Business Combination

On October 1, 2019, the Company acquired 100% of the stock of CHA, a Registered Investment Advisor located in Victor, New York. The Company has retained substantially all personnel at CHA and the subsidiary continues to maintain independent operations in its existing facility, with 9 years remaining on its lease commitment.

As part of the transaction, the Company paid $6,000,000 in cash at closing and assumed liabilities associated with two future earn-out payments of up to $2,000,000 each, paid after 12 and 24 months, respectively. These earn-outs are computed on a revenue metric using eighty percent of the March 31, 2019 trailing twelve months' revenue as a hurdle. If the hurdle is achieved, the minimum earn-out paid will be $1,600,000 per year. The maximum earn-out payment is capped at $2,000,000 per year. The specifications of the earn-out payments required treatment as contingent consideration using an Option Pricing Model. We computed these liabilities to have a present value of $3,402,000, for a total purchase price of $9,402,000.

The Company has accounted for this acquisition as a business combination, using the acquisition method. The net assets of CHA were recorded at their fair value. At the time of the acquisition, CHA held tangible assets of $332,977 and intangible assets and goodwill with a fair value of $9,402,000.

Note 3 – Business Combination (continued)

The following table presents the fair value of separately identifiable intangible assets, with the estimated useful life of each intangible assets included below:

Identifiable Intangible Assets	Estimated Fair Value	Estimated Useful Life
Customer list in place	$ 5,708,900	15 years
Trademarks	424,400	8 years
Non-compete agreements	575,500	5 years
Total Identifiable Intangible Assets	$ 6,708,800	

The goodwill of $2,360,223 represents the future economic benefit expected to be recognized from combining the operations of the Company and CHA, including expected synergies and operating efficiencies. Additionally, the goodwill represents the incremental cash flows that the Company will achieve as an exempt organization vis-a-vis market participant (for fair value purposes, assumed to be tax-paying entities) over the course of its ownership of CHA.

Acquisition-related costs included in operating expense in Acquirer's income statement for the year ended December 31, 2019, consisted of professional fees of $140,197.

Note 4 – Property and Equipment

Property and equipment as of December 31, 2019, consisted of the following:

Leasehold improvements	$ 154,615
Computer equipment	180,400
Software	36,942
	371,957
Less: Accumulated depreciation	(211,035)
	$ 160,922

Depreciation expense totaled $32,056 for the year ended December 31, 2019.

Note 5 – Intangible Assets

Intangible assets as of December 31, 2019, consisted of the following:

Customer list in place	$	5,708,900
Trademarks		424,400
Non-compete agreements		575,500
	$	6,708,800
Less: Amortization		(110,508)
	$	6,598,292

Estimated Amortization Expense for the years ended:

2020	$	548,743
2021	$	548,743
2022	$	548,743
2023	$	548,743
2024	$	548,743
Thereafter	$	3,854,577

Note 6 – Commitments and Contingent Liabilities

Leases
The Company leases office space under noncancelable leases. The leases are all classified as operating primarily due to the amount of time such spaces are occupied relative to the underlying asset's useful lives. Additional space for the Company's activities is obtained from the Credit Union (see Note 8). The third-party operating leases contain renewal options and provisions requiring the Company to pay property taxes and operating expenses over base period amounts, most of which are not included in the measurement of the right-of-use assets as they are not considered reasonably certain of exercise. The third-party leases also contain escalation clauses calling for rental payments to be adjusted for increases in price indices.

The Company's operating lease costs for the year ended December 31, 2019, totaled $65,629.
December 31, 2019, future minimum rental commitments under the non-cancellable operating leases are as follows:

2020	$	202,497
2021		200,207
2022		195,574
2023		199,486
2024		203,475
Thereafter		985,696
Total lease payments		1,986,935
Less: Present value discount		198,769
Total Present value of lease liability	$	1,788,166

ESL Investment Services, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)
Notes to Consolidated Financial Statements

Note 6 – Commitments and Contingent Liabilities (continued)

Lease term and discount rate as of December 31, 2019, are as follows:

Weighted-average remaining lease term (years)	9.48
Weighted-average discount rate	2.12%

Cash flow supplemental information at December 31, 2019, is as follows:

Cash paid for amounts included in the measurement of lease liability		
Operating cash flows from operating leases	$	60,970
Right-of-use assets obtained in exchange for lease obligations		
Operating leases	$	1,838,318

Note 7 – Employee Benefits

Defined-Benefit Retirement Plan
The Credit Union has a noncontributory defined-benefit retirement plan ("Plan") covering substantially all of its and the Company's employees. The benefits are based on years of service and average compensation prior to retirement. The Credit Union will make future contributions to the Plan, as necessary, based on the recommendations of its actuaries and within the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). The Credit Union allocates a portion of the annual expense to the Company based on headcount. For the year ended December 31, 2019, the Company recognized pension costs of $57,372.

Defined Contribution Retirement Plan
The Credit Union also sponsors a defined contribution plan that covers substantially all of its and the Company's employees who meet certain age requirements. The Credit Union matches 100 percent of the first 1% and 50% of the next 5% of participant contributions. The Credit Union allocates a portion of the annual expense to the Company based on relative compensation levels. For the year ended December 31, 2019, the Company recognized defined contribution plan costs of $157,833.

Post-Retirement Insurance Benefit Plan
The Company provides certain medical and healthcare benefits to qualifying retirees under the Credit Union benefit plan. The Credit Union allocates a portion of the annual expense of the plan to the Company based on headcount. For the year ended December 31, 2019, the company recognized insurance income of $2,442, in conjunction with this plan.

The expense related to these benefits is included in salaries, commissions, and benefits on the statement of income.

Note 8 – Related-Party Transactions

The Company's investment portfolio is managed by ESL Trust Services, LLC ("Trust") another wholly-owned subsidiary of the Credit Union. Under this arrangement, Trust executes transactions in compliance with its standard policies and procedures. Trust managed investments for the Company that, as of December 31, 2019, had a fair market value of $22,010,904. For the year ended December 31, 2019, the Company recognized investment management expense of $32,691 from this relationship.

ESL Investment Services, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)
Notes to Consolidated Financial Statements

Note 8 – Related-Party Transactions (continued)

Pursuant to agreements between the parties, the Company is charged for certain expense allocations, including professional and administrative services provided by the Credit Union. During the year ended December 31, 2019, related-party costs consisted of the following:

Marketing and promotion	$	185,004
Professional and administrative		596,265
Office and branch space		133,488
	$	914,757

The Company's qualifying personnel are covered under defined contribution, defined-benefit, other benefits, medical, dental, disability, and workers' compensation insurance plans sponsored by the Credit Union. The Credit Union allocates a portion of expense under these plans to the Company based on headcount and compensation. For the year ended December 31, 2019, the Company was allocated costs of $535,654.

At December 31, 2019, the Company had cash balances with the Credit Union in the amount of $1,904,735.

Note 9 – Fair Value of Financial Instruments

Financial Instruments Recorded at Fair Value on a Recurring Basis

The Company's securities owned are measured at fair value on a recurring basis utilizing the following input levels at December 31, 2019.

	Level 1	Level 2	Level 3	Total
Mutual Funds and ETFs				
Equity				
Domestic	$ 9,257,279	$ -	$ -	$ 9,257,279
International	5,213,050	-	-	5,213,050
Fixed income				
Domestic	4,561,088	-	-	4,561,088
International	1,168,292	-	-	1,168,292
Other	1,811,195	-	-	1,811,195
	$ 22,010,904	$ -	$ -	$ 22,010,904

Fair values for securities are based on quoted market prices.

Note 10 – Off-Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 2, the Company's customers' securities transactions are executed by LPL. This other broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions.

ESL Investment Services, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)
Notes to Consolidated Financial Statements

Note 11 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $1,177,090 which was $847,369 in excess of its required net capital of $329,721. Required net capital is computed as the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company's ratio of aggregate indebtedness to net capital ratio was 4.20 to 1.

Supplementary Information

ESL Investment Services, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2019

Total member's equity from statement of financial condition	$ 35,063,622
Less non-allowable assets:	
Securities owned under the discretion of outside advisors	22,010,904
Cash and equivalents, net of 30 days operating expenses	1,505,766
Property and equipment, net	160,922
Other assets	10,208,940
Total non-allowable assets	33,886,532
Net Capital	$ 1,177,090
Aggregate indebtedness	
Total liabilities	$ 4,945,784
Computation of basic net capital requirements	
Minimum net capital (greater of $100,000 or 6 2/3% of	
aggregate indebtedness)	$ 329,721
Net Capital in excess of minimum requirements	$ 847,369
Ratio of aggregate indebtedness to net capital	4.20 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2019.



Report of Independent Registered Public Accounting Firm

To the Members of the Oversight Committee of
ESL Investment Services, LLC

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) ESL Investment Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which ESL Investment Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions"), and (2) ESL Investment Services, LLC stated that ESL Investment Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. ESL Investment Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ESL Investment Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Portland, Oregon
February 26, 2020



ESL

Investment Services℠

February 26, 2020

ESL Investment Services LLC's Exemption Report

ESL Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(2) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

ESL Investment Services, LLC

I, Leo Iacobelli, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Leo Iacobelli, President and Chief Operating Officer

225 Chestnut Street • Rochester, New York 14604 • 585.339.4475 • 800.814.5884

 MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Members of the Oversight Committee
ESL Investment Services, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by ESL Investment Services, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
February 26, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 2019

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67195 FINRA DEC
ESL INVESTMENT SERVICES LLC
225 CHESTNUT STREET
ROCHESTER, NEW YORK 14604-2426

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Pascal Roche (212) 751-4422

WORKING COPY

2. A. General Assessment (Item 2e from page 2) $7,595.54

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,860.51)

7/17/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $4,735.03

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $4,735.03

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ESL Investment Services LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Finop
(Title)

Dated the 2 day of February, 2020.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/19
and ending 12/31/19

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 14,372,824

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   14,372,824

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   4,004,371

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   825,839

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.   4,478,921

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions   9,309,131

2d. SIPC Net Operating Revenues $ 5,063,693

2e. General Assessment @ .0015 $ 7,595.54

(to page 1, line 2.A.)

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